Exhibit (a)(5)(vii)

EFiled: Nov 19 2013 03:17PM EST Transaction ID 54581935 Case No. 9104-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

EILEEN BRADLEY, On Behalf of herself	)
and All Others Similarly Situated,	)
)
Plaintiff,	)
)
v.	)	Civil Action No.
)
VIROPHARMA INCORPORATED,	)
VINCENT J. MILANO, PAUL A.	)
BROOKE, WILLIAM D. CLAYPOOL,	)
MICHAEL R. DOUGHERTY, ROBERT J.	)
GLASER, JOHN R. LEONE, JULIE H.	)
MCHUGH, HOWARD H. PIEN, VENUS	)
NEWCO, INC., and SHIRE	)
PHARMACEUTICAL HOLDINGS	)
IRELAND LIMITED,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by her undersigned attorneys, for this Verified Class Action Complaint against defendants, alleges upon personal knowledge with respect to herself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1.                                      This is a class action brought by plaintiff on behalf of herself and the other public stockholders of ViroPharma Incorporated (“ViroPharma” or the “Company”) against ViroPharma, ViroPharma’s Board of Directors (the “Board” or the “Individual Defendants”), Shire Pharmaceutical Holdings Ireland Limited (“Shire”), and Shire’s affiliate, Venus Newco, Inc. (“Merger Sub”), arising out of their agreement to sell ViroPharma to Shire (the “Proposed Transaction”). In pursuing the Proposed Transaction, each of the defendants has violated applicable law by directly breaching, and/or aiding breaches of, fiduciary duties owed to plaintiff and the proposed Class (defined herein).

2.                                      On November 11, 2013, ViroPharma entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Shire will acquire ViroPharma in a transaction valued at approximately $4.2 billion, after which ViroPharma will become a Shire-controlled entity. Under the terms of the Proposed Transaction, ViroPharma stockholders will receive $50.00 in cash for each share of ViroPharma stock (the “Offer Price”). The Proposed Transaction, structured as a tender offer, has been approved by the Board.

3.                                      The Individual Defendants agreed to deal protection devices that all but assure the Proposed Transaction will be consummated. The onerous deal protections include a “no-solicitation” provision that prevents representatives of the Company from actively seeking out other bidders who may maximize stockholder value; an “information rights” provision that requires the Company to inform Shire within forty-eight hours if another bidder materializes; a “matching rights” provisions that requires ViroPharma, at Shire’s request, to consider any changes to the Merger Agreement for a period of four business days if another bidder emerges; and a “termination fee” of $127.14 million, payable by ViroPharma to Shire in the event ViroPharma is sold to another bidder.

4.                                      The Proposed Transaction is the product of a flawed process that is designed to ensure the sale of ViroPharma to Shire on terms preferential to Shire, but detrimental to plaintiff and the other public stockholders of ViroPharma. Plaintiff seeks to enjoin the Proposed Transaction.

THE PARTIES

5.                                      Plaintiff is, and has been at all times relevant hereto, a ViroPharma stockholder.

6.                                      Defendant ViroPharma is a Delaware corporation that maintains its principal executive offices at 730 Stockton Drive, Exton, Pennsylvania 19341. The Company’s securities trade on the NASDAQ under the symbol “VPHM.” ViroPharma is a pharmaceutical company that specializes in rare diseases.

7.                                      Defendant Shire is incorporated in Ireland and is a wholly-owned subsidiary of Shire plc, a company incorporated in Jersey, Channel Islands.

8.                                      Defendant Merger Sub is a Delaware corporation and wholly-owned subsidiary of Shire created to facilitate the Proposed Transaction.

9.                                      Defendant Vincent J. Milano (“Milano”) has served as a Company director since 2008. Milano is the Company’s President, Chief Executive Officer (“CEO”), and Chairman of the Board.

10.                               Defendant Paul A. Brooke (“Brooke”) has served as a Company director since 2001. Brooke is a member of the Company’s Audit Committee.

11.                               Defendant William D. Claypool (“Claypool”) has served as a Company director since 2003. Claypool is a member of the Company’s Compensation Committee.

12.                               Defendant Michael R. Dougherty (“Dougherty”) has served as a Company director since 2004. Dougherty is a member of the Company’s Nominating & Governance Committee and Chairman of the Company’s Audit Committee.

13.                               Defendant Robert J. Glaser (“Glaser”) has served as a Company director since 1997. Glaser is the Chairman of the Company’s Compensation Committee.

14.                               Defendant John R. Leone (“Leone”) has served as a Company director since April 2006. Leone is a member of the Company’s Audit Committee.

15.                          Defendant Julie McHugh (“McHugh”) has served as a Company director since 2012.

16.                               Defendant Howard H. Pien (“Pien”) has served as a Company director since 2006. Pien is the Chairman of the Company’s Nominating & Governance Committee.

17.                               The Defendants named above in paragraphs 9 through 16 are sometimes collectively referred to herein as the “Individual Defendants.”

18.                               The Individual Defendants, as directors and/or officers of the Company, owe fiduciary duties to its public stockholders. As alleged herein, they have breached their fiduciary duties by failing to maximize stockholder value in a proposed sale of the Company.

CLASS ACTION ALLEGATIONS

19.                               Plaintiff brings this action as a class action, pursuant to Court of Chancery Rule 23, on behalf of herself and all other holders of Company stock who are being and will be harmed by defendants’ actions described herein (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any defendants.

20.                               This action is properly maintainable as a class action.

21.                               The Class is so numerous that joinder of all members is impracticable. According to recent filings with the U.S. Securities and Exchange Commission (“SEC”), ViroPharma has nearly 66 million shares of common stock outstanding, likely owned by thousands of stockholders.

22.                               There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a)                                 Whether defendants have breached their fiduciary duties of loyalty, good faith, and due care with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;

(b)                                 Whether the Individual Defendants have breached their fiduciary duties to secure and obtain the best price reasonably available under the circumstances for the sale of ViroPharma;

(c)                                  Whether the other defendants have aided and abetted the Individual Defendants’ breaches of fiduciary duties; and

(d)                                 Whether plaintiff and the other members of the Class will be irreparably harmed were the transactions complained of herein consummated.

23.                               Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

24.                               Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

25.                               The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for the party opposing the Class, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

26.                               Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

Background of the Company and its Recent Growth

27.                               According to its public filings, ViroPharma is an international biotechnology company dedicated to the development and commercialization of solutions for physician specialists to address unmet medical needs of patients living with diseases that have few, if any, clinical therapeutic options, including therapeutics for rare and orphan diseases. The Company’s growth strategy is centered on sales of its marketed products, continued development of the Company product pipeline, expansion of sales into additional territories outside the United States, potential acquisition or licensing of products and product candidates, and the acquisition of other companies.

28.                               The Company’s February 2013 Annual Report filed on Form 10-K (the “2013 Annual Report”) with the SEC shows the Company’s current drug roster:

Product	Marketplace	Disease	Program Indication	Product Status
Cinryze—IV	US	HAE	Prophylaxis	Marketed
Cinryze—IV	EU	HAE	Prophylaxis, pre-procedural and acute	Marketed
Buccolam	EU	Pediatric Epilepsy	Treatment	Marketed
Plenadren	EU	AI	Treatment	Marketed
Vancocin	US	CDAD	Treatment	Marketed

29.                               The Company sells Cinryze in the United States for routine prophylaxis against angioedema attacks in adolescent and adult patients with hereditary angioedema (“HAE”). The Company acquired rights to Cinryze for the United States in October 2008 and, in January 2010,

ViroPharma acquired expanded rights to commercialize Cinryze and future C1-INH derived products in certain European countries and other territories throughout the world as well as rights to develop future C1-INH derived products for additional indications and new formulations. In June 2011, the European Commission (the “EC”) granted ViroPharma Centralized Marketing Authorization for Cinryze in adults and adolescents with HAE for routine prevention, pre procedure prevention, and acute treatment of angioedema attacks. The approval also includes a self administration option for appropriately trained patients. The Company has begun to commercialize Cinryze in Europe and continues to evaluate commercialization opportunities in countries where ViroPharma has distribution rights.

30.                               ViroPharma acquired Buccolam in May 2010. In September 2011, the EC granted a Centralized Paediatric Use Marketing Authorization (“PUMA”) for Buccolam, for treatment of prolonged, acute, convulsive seizures in infants, toddlers, children and adolescents, from 3 months to less than 18 years of age. With the grant of the PUMA, the Company began to commercialize Buccolam in Europe.

31.                               On November 15, 2011, the Company acquired worldwide rights to Plenadren for treatment of adrenal insufficiency (“AI”). The acquisition of Plenadren further expanded ViroPharma’s orphan disease commercial product portfolio. On November 3, 2011, the EC granted European Marketing Authorization for Plenadren, an orphan drug for treatment of adrenal insufficiency in adults, bringing AI patients their first pharmaceutical innovation in over 50 years. The Company is in the process of launching Plenadren in various countries in Europe and a named patient program is available to patients in countries in which Plenadren has not yet launched commercially. The Company is also currently exploring commercialization opportunities for Plenadren in additional geographies including the United States.

32.                          ViroPharma also continues to develop additional drugs to maintain its pipeline.

The 2013 Annual Report lists the following investigational drugs in the Company’s pipeline:

Product	Marketplace	Disease	Proposed Indication	Product Status
C1 esterase inhibitor [human]—IV	ROW*	HAE	Prophylaxis, pre-procedural and acute	Filing/Pre-filing
C1 esterase inhibitor [human]—subcutaneous administration	Worldwide	HAE	Prophylaxis	Phase 2
C1 esterase inhibitor [human]—antibody-mediated rejection	Worldwide	AMR	Treatment	Phase 2
C1 esterase inhibitor [human]—IV	Worldwide		Additional indications under evaluation	Preclinical
maribavir	Worldwide (other than Japan)	CMV	Treatment	Phase 2
Non-toxigenic strain of C. difficile (VP20621)	Worldwide	CDAD	Prevention	Phase 2
VP20629	Worldwide	FA	Treatment	Phase 1

33.                          On August 1, 2013, the Company announced the financial results for its second quarter of 2013. These included net sales of $104 million compared to $95 million during the same period in 2012. This increase was attributable to growth of the Company’s drug Cinryze in the United States. Individual Defendant Milano noted in the Company’s August 1, 2013 press release:

“The second quarter of 2013 represented a period of strong commercial execution coupled with significant progress in our clinical development pipeline, despite this morning’s news related to our combination efforts with Halozyme,” stated Vincent Milano, ViroPharma’s chief executive officer. “In addition to the positive maribavir interim data update we shared last month and the continued advancement of enrollment in the two studies, we also are approaching critical data milestones heading into the second half of 2013, including our antibody mediated rejection study with Cinryze in kidney transplant patients and analysis of the completed subjects from the Cinryze subcutaneous administration study which we updated this morning.”

Continued Milano, “On the commercial front, the continued growth trajectory of U.S. Cinryze remains strong, with early signs of positive impact from our sales force optimization and continued progress with our European operations. Overall, we believe ViroPharma is well positioned to continue generating growth and strong momentum.”

(Emphasis added).

34.                               After the August 1, 2013 announcement of the second quarter financial results, JMP Securities released a research report that focused on the longterm growth prospects of the Company:

We have adjusted our model to account for a U.S. launch of maribavir in refractory patients in 2015, followed by a launch in the EU for first line and refractory patients in 2017, increasing maribavir revenue in 2019 to $189M from $50M. We recommend a share of ViroPharma on weakness from the SC combination news based on soliv IV Cinryze growth, expectations of profitability in Europe in 2014 and diversification of the Pipeline including maribavir and we are raising our price target to $38 from $32 per share.

35.                               On October 31, 2013, the Company announced the financial results for its third quarter of 2013. Again, the Company posted strong net sales of $113 million compared to $91 million during the same time period in 2012 due to sales of Cinryze in the United States. Further, net income was $4 million in the quarter compared to a net loss of $5 million during the third quarter of 2012. Individual Defendant Milano stated in the Company’s October 31, 2013 press release:

“The third quarter of 2013 represented another extremely strong period of growth and positive momentum across our entire organization,” stated Vincent Milano, ViroPharma’s chief executive officer. “We continue to generate strong growth in our commercial business, notably led by the acceleration of Cinryze demand here in the United States. Our pipeline also continues to advance, establishing a number of important data points over the next several months.”

36.                               In light of the third quarter results, Wells Fargo Equity Research revised its earnings estimates for the Company upward. Apart from the growth in Cinryze, the October 31, 2013 Wells Fargo Equity Research report highlighted potentially beneficial data coming from current studies that hints that “promising activity is being observed.” The report went on to summarize the Company’s quarter:

On 10/31, VPHM reported solid Q3 Cinryze sales growth supported by positive trends observed across broad commercial metrics. Beyond the commercial execution for the U.S. business, the pipeline continues to advance well, with maribavir enrollment accelerating and regulatory amenability to potential expedited approval in the relapsed/refractory populations, and hints at promising activity from Cinryze in expanded indications—with more details to come early next year. We continue to view VPHM’s fundamentals as strong, based on the long-term growth and sustainability of the Cinryze franchise within the HAE space, future operating leverage, and optionality from the company’s other programs. We believe VPHM stock price now better reflects this, but would remain holders of shares.

(Emphasis added).

The Proposed Transaction

37.                               Despite an advancing pipeline and constantly growing sales, the Company announced on November 11, 2013 that it had agreed to the Proposed Transaction, which will cash out stockholders who will not be entitled to participate in the future profits and growth of the Company. As ViroPharma announced in its November 11, 2013 press release:

Dublin, Ireland and Exton, PA, US — November 11, 2013 — Shire plc (LSE: SHP, NASDAQ: SHPG) and ViroPharma Incorporated (NASDAQ: VPHM) today announce that their Boards of Directors have unanimously approved, and the companies have entered into, a merger agreement pursuant to which Shire will acquire all the outstanding shares of the rare disease company ViroPharma for $50 per share in cash, for a total consideration of approximately $4.2 billion. The $50 per share price in the transaction represents a 27% premium to ViroPharma’s closing share price on Friday, November 8, 2013, the last trading day prior to announcement, and a 64% premium to ViroPharma’s unaffected share price of $30.47 on September 12, 2013.

ViroPharma is a high growth, rare disease biopharmaceutical company, whose commercial product CINRYZE® (C1 esterase inhibitor [human]), is a leading brand for the prophylactic treatment of Hereditary Angioedema (HAE).

Shire transaction highlights

•                            Excellent strategic fit

•                            Expands rare disease portfolio which Shire is strategically committed to strengthen

•                            Adds CINRYZE, with growing sales in the prophylactic treatment of HAE, which complements Shire’s FIRAZYR® (icatibant injection)

•                            Enhances Shire’s short and long term revenue growth profile

•                            Expected annual cost synergies of approximately $150 million by 2015, over and above the improved operating leverage already being driven by the ongoing One Shire reorganization

•                            Immediately accretive to Shire’s Non GAAP EPS following completion and enhances earnings growth profile

•                            Shire expects transaction to deliver ROIC in excess of its weighted average cost of capital

•                            Acquisition to be effected by a tender offer and funded from Shire’s cash resources and existing and new bank facilities

•                            Conference call for investors today (details below)

Shire Chief Executive Officer, Flemming Ornskov MD comments:

“The acquisition of ViroPharma will immediately benefit Shire and is entirely consistent with our clear strategic objective of strengthening our rare disease portfolio. It brings us a new growth driving product which augments our already strong growth prospects.

Shire is uniquely positioned to drive the continued success of CINRYZE for the benefit of patients through our knowledge of the rare disease space, our international infrastructure and our biologics manufacturing expertise.

Shire is also excited by the prospect of being able to offer two complementary treatments, FIRAZYR for the treatment of acute HAE attacks and CINRYZE for prophylactic treatment of patients suffering from HAE. Shire’s priority will be to ensure CINRYZE patients continue to enjoy high standards of service.

Shire has conducted a thorough and collaborative due diligence process over the last few months and, following completion of the transaction, the integration process will be focused on delivering value to all stakeholders. This acquisition is expected to create a $2 billion rare disease revenue base and delivers further strong growth prospects.”

Vincent J. Milano, ViroPharma’s Chief Executive Officer stated:

“We are pleased to announce our merger with Shire, which like ViroPharma, is focused on developing products for patients suffering from rare diseases.

After thoroughly evaluating our strategic options we determined that this transaction is in the best interests of ViroPharma, our shareholders and our patients.

By joining with Shire, ViroPharma will become part of a larger, more diverse biopharmaceutical company and will benefit from Shire’s innovation, scale and global reach. We will have access to resources to expand product distribution, giving us a platform to provide our crucial therapies, such as CINRYZE, to more patients than ever before. We look forward to working with Shire’s team and to being part of an even stronger, more geographically diverse organization.”

The Preclusive Deal Protection Devices

38.                                    The Merger Agreement provides Shire with benefits that all but assure that it will acquire the Company.

39.                                    The Individual Defendants, in violation of their fiduciary duties, have agreed to a no-solicitation provision, which prevents the Company or its affiliates from actively seeking another bidder. According to Section 6.2(a) of the Merger Agreement, the Company cannot “solicit, initiate, propose or knowingly encourage, or take any other action to knowingly facilitate, any Takeover Proposal or any inquiries or offers or the making of any proposal or any other efforts or attempt that could reasonably be expected to lead to” a competing offer for the Company.

40.                                    Also under Section 6.2(a), the Company has an obligation to notify Shire within forty-eight hours if it is contacted by another party interested in making an acquisition or receives an unsolicited offer. This notification requires the Company to disclose the identity of the entity making the proposal, as well as the material terms of that proposal. This provision also requires the Company to keep Shire informed of all developments regarding the other potential bidder.

41.                                    Further, even if another offer were made to acquire the Company, Shire has received a “matching right,” which permits Shire to make a topping offer. In the event an unsolicited offer to acquire the Company materializes, Section 6.2(d) of the Merger Agreement requires the Company to consider in good faith any changes to Shire’s offer to acquire the Company for a period of four business days. In other words, the Merger Agreement gives Shire access to any rival bidder’s information and allows Shire a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse because the Merger Agreement unfairly assures that any “auction” will favor Shire and piggyback upon the due diligence of the foreclosed second bidder.

42.                                    Finally, a potential bidder would have to address a termination fee of $127.14 million, thereby essentially requiring that the competing bidder agree to pay a naked premium for the right to provide the stockholders with a superior offer.

43.                                    Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes, or would reasonably be expected to constitute, a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

44.                               Unless enjoined by this Court, the defendants will continue to breach and/or aid the breaches of fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Transaction to the irreparable harm of the Class.

COUNT I

(Breach of Fiduciary Duties Against The Individual Defendants)

45.                               Plaintiff repeats and realleges each allegation as if set forth herein.

46.                               The Individual Defendants have violated their fiduciary duties owed to the public stockholders of ViroPharma. By the acts, transactions, and courses of conduct alleged herein, the Individual Defendants are attempting to unfairly deprive plaintiff and other members of the Class of the value of their investment in ViroPharma.

47.                               As demonstrated by the allegations above, the Individual Defendants have failed to exercise the necessary care required and breached their fiduciary duties because, among other reasons:

(a)                                 They have failed to properly value the Company; and

(b)                                 They have failed to take steps to maximize the value of ViroPharma to its public stockholders.

48.                               Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and may consummate the Proposed Transaction, which will deprive the Class of its fair and proportionate share of ViroPharma’s valuable assets and businesses, to the irreparable harm of the Class.

49.                               Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury that the Individual Defendants’ actions threaten to inflict.

COUNT II

(Aiding and Abetting Breaches of Fiduciary Duties Against
ViroPharma, Shire, and Merger Sub)

50.                                    Plaintiff repeats and realleges each allegation as if set forth herein.

51.                                    ViroPharma, Shire, and Merger Sub, by reason of their status as parties to the Merger Agreement, and their possession of non-public information, have aided and abetted the Individual Defendants in the aforesaid breaches of their fiduciary duties.

52.                                    Such breaches of fiduciary duties could not, and would not, have occurred but for the conduct of ViroPharma, Shire, and Merger Sub, who, therefore, have aided and abetted such breaches in the possible sale of ViroPharma to Shire.

53.                                    As a result of the unlawful actions of ViroPharma, Shire, and Merger Sub, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for ViroPharma’s assets and business. Unless the actions of ViroPharma, Shire, and Merger Sub are enjoined, they will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to plaintiff and the members of the Class.

54.                                    Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief, in plaintiff’s favor and in favor of the Class and against defendants, as follows:

A.                                         Declaring that this action is properly maintainable as a class action;

B.                                         Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;

C.                                         Directing defendants to account to plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

D.                                         Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

E.                                          Granting such other and further equitable relief as this Court may deem just and proper.

Dated: November 19, 2013		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
(302) 295-5310
OF COUNSEL:

THE WEISER LAW FIRM, P.C.
Joseph M. Profy
James M. Ficaro
22 Cassatt Ave.
Berwyn, PA 19312
(610) 225-2677

RYAN & MANISKAS, LLP
Richard A. Maniskas
995 Old Eagle School Road, Suite 311
Wayne, PA 19087
(484) 588-5516